January 25, 2013

VIA EDGAR CORRESPONDENCE

Ms. Laura Hatch
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:	Henderson Global Funds (“Registrant”)
(File Nos. 333-62270, 811-10399)

Dear Ms. Hatch:

This letter responds to the comments on Form N-CSR for the Henderson Global Funds on behalf of the Henderson All Asset Fund, Henderson European Focus Fund, Henderson Emerging Markets Opportunities Fund, Henderson Global Equity Income Fund, Henderson World Select Fund (formerly known as Henderson Global Leaders Fund), Henderson Global Technology Fund, Henderson International Opportunities Fund and Henderson Japan Focus Fund filed on October 1, 2012 and Form N-CSR for the Henderson Global Funds on behalf of the Henderson International All Cap Equity Fund, Henderson Money Market Fund and Henderson Strategic Income Fund filed on March 8, 2012 that were provided to me by telephone on Friday, December 28, 2012.

1.           SEC Comment:  In the Annual Report dated December 31, 2011-Financial Highlights, the annualized ratio of operating expenses to average net assets without waivers and/or expenses reimbursed for each class is different than the total annual fund operating expenses in the fee table in the section entitled “Fund Summary-Fees and Expenses of the Fund” in relevant Prospectus each dated April 30, 2012 for the Money Market Fund and Strategic Income Fund.

As an example, the annualized ratio of operating expenses to average net assets without waivers and/or expenses reimbursed for Class A shares of the Money Market Fund and for Class A shares of the Strategic Income Fund in the Annual Report dated December 31, 2011-Financial Highlights are 0.63% and 1.51%, respectively.  In the section “Fund Summary-Strategic Income Fund-Fees and Expenses of the Fund” in the Prospectus for the Strategic Income Fund dated April 30, 2012, the total annual fund operating expenses ratio in the fee table for the Fund is 1.42%.  In the section “Fund Summary-Fees and Expenses of the Fund” in the Prospectus for the Money Market Fund dated April 30, 2012, the total annual fund operating expenses in the fee table for Class A shares for the Fund is 0.61%.  Please explain why there are differences in the ratios.

Response:

Henderson Money Market Fund

The Fund operates as a “feeder fund” in a "master-feeder" structure and thus, invests in another registered investment company, or a "master fund," which, in turn, purchases investment securities.  In particular, the Fund invests substantially all of its investable assets in the State Street Money Market Portfolio (the "Master Portfolio").  The Master Portfolio has substantially identical investment objectives, investment policies, and risks as the Fund and pays an investment management fee to its investment manager, SSgA Funds Management, Inc. (the “Manager”), which is borne by the feeder funds, including the Fund, as investors in the Master Portfolio.  Under the Fund’s investment advisory agreement with its investment adviser, Henderson Global Investors (North America) Inc. (the “Adviser”), the Adviser receives no advisory fee for any period in which the Fund invests substantially all of its investable assets in another registered investment company pursuant to a master-feeder structure.  Until January 31, 2011, the Master Portfolio paid the Manager a management fee at an annual rate of 0.10% of its average daily net assets.  Effective February 1, 2011, the Manager agreed to contractually waive 0.05% of the 0.10% payable, which was subsequently reflected in a revised advisory agreement whereby the Master Portfolio was only charged 0.05% (no additional contractual waiver).  Accordingly, the Fund, as an investor in the Master Portfolio, incurred a 0.10% management fee from January 1, 2011 through January 31, 2011, which was thereafter lowered to 0.05%.  As a result, the higher gross fees incurred in 2011 were the result of a higher management fee in effect for the first month of the year.  The Prospectus dated April 30, 2012, however, reflected the new management fee rate at which it would be charged in the amount of 0.05%, thus resulting in a lower gross expense ratio than is reflected in the December 31, 2011 financial highlights.

Henderson Strategic Income Fund

As disclosed in note 4, “Investment advisory fees and other transactions with affiliates,” to the notes to the financial statements in the Fund’s Annual Report dated December 31, 2011, prior to June 1, 2011, the Adviser earned a fee for its services to the Fund based on the Fund’s average daily managed assets as follows:

First $1 billion                                           0.75%
Next $500 million                                      0.70%
Over $1.5 billion                                        0.65%

Effective June 1, the Adviser earned a fee for its services to the Fund, based on the Fund’s average daily managed assets as follows:

First $1 billion                                          0.55%
Next $500 million                                     0.50%
Over $1.5 billion                                       0.45%

Since the foregoing change in management fee came into effect mid-year for the Fund’s fiscal year ended December 31, 2011, the gross expense ratio in the Annual Report reflects both the higher overall expenses incurred and in effect from January 1, 2011 through May 31, 2011 and the lower effective management fee for the period from June 1, 2011 through December 31, 2011.  The total annual fund operating expenses ratio set forth in the Prospectus fee table reflects the current, lower effective management fee rate, as required by instruction

3(d)(ii)(A) to Item 3, Part A of Form N-1A, whereby a registrant is directed to “[r]estate the expense information using the current fees as if they had been in effect during the previous fiscal year” in the event there have been any changes in “Annual Fund Operating Expenses” that would materially affect the information disclosed in the fee table.  In this connection, Footnote (d) to the Prospectus fee table notes the change in management fees effective June 1, 2011.

2.           SEC Comment:  In the Annual Report dated December 31, 2011-Financial Highlights, the total fund operating expenses to average net assets with waivers and/or expenses reimbursed for each class is higher than the total annual fund operating expenses with waivers and/or expenses reimbursed for each class in the fee table in the section entitled “Fund Summary-Fees and Expenses of the Fund” in the Prospectus dated April 30, 2012 for the Money Market Fund.  Please explain why there are differences in the ratios.  Please note if the adviser voluntarily waived fees or contractual waived any fees.

Response:  The “Annualized ratio of operating expenses to average net assets” (i.e., a “net expense” ratio) per the December 31, 2011 Annual Report is 0.22% for each of classes A, B, C and Z, respectively. The corresponding net expense ratio per the Prospectus dated April 30, 2012 is 0.36%, 0.41%, 0.38% and 0.32% for classes A, B, C and Z respectively.

Separate and apart from the contractual expense limitation agreement that limits the total annual expense for each share class ratio to 0.40% (excluding distribution and service fees of 0.25%, 1.00%, 1.00% and 0.00%, respectively), and as disclosed in the December 31, 2011 Annual Report, the Adviser may limit expenses to the extent it deems appropriate to enhance the yield of the Fund during periods when fixed expenses have a significant impact on the yield of the Fund because of low interest rates.  This expense limitation policy is voluntary and temporary and may be revised or terminated by the Adviser at any time without notice.  As a result of the historically low interest rate environment and the continued downward pressure on yields during the Fund’s fiscal year ended December 31, 2011, the interest income generated by the Fund was, at times, insufficient to cover Fund expenses in a manner that would provide an attractive yield to investors.  Thus, pursuant to the expense limitation policy, the Adviser determined to waive certain expenses during the Fund’s fiscal year ended December 31, 2011, as is reflected in the Annual Report.  The Prospectus, in contrast, sets forth the net expense ratio absent the waiver of expenses under the Adviser’ s voluntary expense limitation policy, resulting in net expense ratios higher than those set forth in the December 31, 2011 Annual Report.  This approach is consistent with instruction 3(e) to Item 3, Part A of Form N-1A, which permits inclusion of expense reimbursement or fee waiver arrangements in the fee table only if the arrangement will continue for no less than one year from the effective date of the Fund’s registration statement.  The Adviser had no intention of employing a voluntary and temporary expense waiver for the Fund’s fiscal year ended December 31, 2012, under a policy similar to that which was disclosed in the December 31, 2011 Annual Report, which was, in any event, subject to termination at any time.

3.           SEC Comment:  In the Annual Report dated December 31, 2011-Financial Highlights, the total fund operating expenses to average net assets with waivers and/or expenses reimbursed for each class (with the exception of Class I shares) is higher than the total annual fund operating expenses with waivers and/or expenses reimbursed for each class (with the exception of Class I shares) in the fee table in the section entitled “Fund Summary-Fees and Expenses of the Fund” in the Prospectus dated April 30, 2012 for the Strategic Income Fund.  Please explain why there are differences in the ratios.

Response:  The “Annualized ratio of operating expenses to average net assets” (i.e., a “net expense” ratio) per the December 31, 2011 Annual Report is 1.20%, 1.94% and 1.94% for classes A, B and C, respectively.  The corresponding net expense ratio set forth in the Prospectus dated April 30, 2012 is 1.11%, 1.86% and 1.86% for classes A, B and C, respectively.  As noted in response to Comment 1 above, instruction 3(d)(ii)(A) to Item 3, Part A of Form N-1A, directs a registrant to “[r]estate the expense information using the current fees as if they had been in effect during the previous fiscal year” in the event there have been any changes in “Annual Fund Operating Expenses” that would materially affect the information disclosed in the fee table.  In this connection, consistent with the change in the management fee and effective June 1, 2011, there was a change in the Adviser’s expense limitation/fee waiver arrangement applicable to the Fund.  Whereas the fee table in the April 30, 2012 Prospectus reflects the Adviser’s contractual agreement to waive its management fee and, if necessary, to reimburse other operating expenses in order to limit total annual ordinary operating expenses, less distribution and service fees, to 0.85% of the Fund’s average daily net assets, the net expense ratio set forth in the 2011 Annual Report reflects a blended rate of the higher 1.10% expense limitation in place through May 31, 2011, prior to the implementation of the 0.85% expense cap.  Accordingly, the effectiveness of the change in contractual fee waiver/expense limitation during the Fund’s fiscal year ended December 31, 2011 causes the net expense ratio in the December 31, 2011 Annual Report to be higher than that in the subsequently filed Prospectus.

4.           SEC Comment:  In the Annual Report-Notes to the Financial Statement dated July 31, 2012 for the International Opportunities Fund, the adviser earns a fee for its services, paid based on the Fund’s average daily net assets of 1.10% for first $1 billion; 0.95% for next $1 billion 0.95% and 0.85% over $2 billion.  Based on assets as of July 31, 2012, the advisory fee for the Fund would be 0.98% which is set forth in the financial statements.  In the section “Fund Summary-International Opportunities Fund-Fees and Expenses of the Fund” in the Prospectus for the Fund dated November 30, 2012, the advisory fee shown in the fee table is 1.10%.  Please explain why the registrant does not include the actual advisory fee of 0.98% in the fee table and instead shows 1.10%.  Please note that the fee table should show actual fees of the Fund.

Response:  As noted in your comment, the fee that the Henderson International Opportunities Fund pays to the Adviser is a tiered structure subject to “breakpoints” based on growth in the Fund’s average daily net assets.  Due to the size of the Fund, for the fiscal year ended July 31, 2012, the Fund incurred fees at each respective tier in the fee structure.  It was management’s view that reflecting the highest basis point charge that could be incurred by the Fund (i.e., 1.10% charged against the first $1 billion in fund average net assets) best reflects the maximum fee a shareholder would incur, and is in the spirit of instruction 3(d)(iii) to Item 3, Part A of Form N-1A which explains that “[a] change in “Annual Fund Operating Expenses” does not include a decrease in operating expenses as a percentage of assets due to economies of scale or breakpoints in a fee arrangement resulting from an increase in the Fund’s assets.”  Further, this approach was adopted with the inception of the “Summary Prospectus” which simplified the footnotes to the fee table and limited the ability to further explain the tiered structure.  However, we note that Form N-1A, Item 3, Section 4: Example, provides that “[f]or any breakpoint in any fee, assume that the amount of the Fund’s assets remains constant as of the level at the end of the most recently completed fiscal year.”  Accordingly, we agree with your comment and will make this change in the next round of registration updates in November 2013.  Please note that this change has no impact on the “Total Annual Fund Operating Expenses” a shareholder may incur; rather, this decrease in the Management Fee is offset by a corresponding increase in “Other Expenses” as the gross/net expenses charged to shareholders remains the same.  We have performed a review of all other active series of the Trust and have identified a similar circumstance with respect to Henderson Global Equity Income Fund. Similarly, this change will have no impact to the gross/net expenses charged to shareholders and will be made in the next round of registration updates in November 2013.

If you have any further comments or questions, please contact me at (617) 662-3969.

Sincerely,

/s/ Francine S. Hayes

Francine S. Hayes
cc:        C. Yarbrough
             T. Statczar